# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Flux Power Holdings, Inc., CIK 0001083743
CUSIP: 344057203
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2685 S. MELROSE DRIVE, VISTA, California (CA), 92081
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-25-001471
Filed by CIK 0001604742

## Reporting persons
- Cleveland Capital Management, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,450,736; sole dispositive power 0; shared dispositive power 1,450,736; aggregate amount beneficially owned 1,450,736 (6.8% of the class)
- Cleveland Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,272,522; sole dispositive power 0; shared dispositive power 1,272,522; aggregate amount beneficially owned 1,272,522 (6% of the class)
- Rocky River Specific Opportunities Fund LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 178,214; sole dispositive power 0; shared dispositive power 178,214; aggregate amount beneficially owned 178,214 (0.8% of the class)
- Wade Massad: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 71,073; shared voting power 1,450,736; sole dispositive power 71,073; shared dispositive power 1,450,736; aggregate amount beneficially owned 1,521,809 (7.1% of the class)
- John Shiry: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 50,000; shared voting power 1,450,736; sole dispositive power 50,000; shared dispositive power 1,450,736; aggregate amount beneficially owned 1,500,736 (7% of the class)

## Item 1. Issuer
Name of issuer: Flux Power Holdings, Inc.
Address of issuer's principal executive offices: 2685 S. MELROSE DRIVE, VISTA CA 92081

## Item 2. Person Filing
Name of person filing:
Cleveland Capital Management, L.L.C.
Cleveland Capital, L.P.
Rocky River Specific Opportunities Fund LLC
Wade Massad
John Shiry
Address of principal business office or, if none, residence:
Cleveland Capital Management, L.L.C.
1250 LINDA ST., SUITE 304, ROCKY RIVER, OH, 44116

Cleveland Capital, L.P.
1250 LINDA STREET, SUITE 304, ROCKY RIVER, OH, 44116

Rocky River Specific Opportunities Fund LLC
1250 LINDA ST. SUITE 304, ROCKY RIVER, OH, 44116

Wade Massad
1250 LINDA STREET, SUITE 304, ROCKY RIVER, OH, 44116

John Shiry
1250 LINDA STREET, SUITE 304, ROCKY RIVER, OH, 44116
Citizenship:
Cleveland Capital Management, L.L.C. - Delaware
Cleveland Capital, L.P. - Delaware
Rocky River Specific Opportunities Fund LLC - Delaware
Wade Massad - United States
John Shiry - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Cleveland Capital Management, L.L.C. - 1,450,736
Cleveland Capital, L.P. - 1,272,522
Rocky River Specific Opportunities Fund LLC - 178,214
Wade Massad - 1,521,809
John Shiry - 1,500,736
Percent of class:
Cleveland Capital Management, L.L.C. - 6.8%
Cleveland Capital, L.P. - 6.0%
Rocky River Specific Opportunities Fund LLC - 0.8%
Wade Massad - 7.1%
John Shiry - 7.0%
Sole power to vote or to direct the vote:
Cleveland Capital Management, L.L.C. - 0
Cleveland Capital, L.P. - 0
Rocky River Specific Opportunities Fund LLC - 0
Wade Massad - 71,073
John Shiry - 50,000
Shared power to vote or to direct the vote:
Cleveland Capital Management, L.L.C. - 1,450,736
Cleveland Capital, L.P. - 1,272,522
Rocky River Specific Opportunities Fund LLC - 178,214
Wade Massad - 1,450,736
John Shiry - 1,450,736
Sole power to dispose or to direct the disposition:
Cleveland Capital Management, L.L.C. - 0
Cleveland Capital, L.P. - 0
Rocky River Specific Opportunities Fund LLC - 0
Wade Massad - 71,073
John Shiry - 50,000
Shared power to dispose or to direct the disposition:
Cleveland Capital Management, L.L.C. - 1,450,736
Cleveland Capital, L.P. - 1,272,522
Rocky River Specific Opportunities Fund LLC - 178,214
Wade Massad - 1,450,736
John Shiry - 1,450,736

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 10 are directly owned by advisory clients of Cleveland Capital Management, L.L.C., or its principals.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Control Person Identification

## Signatures
- Cleveland Capital Management, L.L.C.: /s/ Wade Massad, Wade Massad, Managing Member of the General Partner (07/24/2026)
- Cleveland Capital, L.P.: /s/ Wade Massad, Wade Massad, Managing Member of the General Partner (07/24/2026)
- Rocky River Specific Opportunities Fund LLC: /s/ Wade Massad, Wade Massad, Managing Member of the General Partner (07/24/2026)
- Wade Massad: /s/ Wade Massad, Wade Massad (07/24/2026)
- John Shiry: /s/ John Shiry, John Shiry (07/24/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.